SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 5, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Information Contained in this Report on Form 6-K
Attached hereto is a copy of the Notice of 2010 Annual Meeting of Stockholders and Proxy Statement of Navios Maritime Holdings Inc. dated November 5, 2010 for the 2010 Annual Meeting of Stockholders to be held on December 21, 2010.

November 5, 2010

Dear Stockholder,

We cordially invite you to attend our 2010 annual meeting of stockholders to be held at 11:00 a.m. on Tuesday, December 21, 2010, at the offices of Navios Shipmanagement Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Holdings Inc. that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou
Chairman and Chief Executive Officer

NAVIOS MARITIME HOLDINGS INC.
NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

November 5, 2010

TIME: 11:00 a.m.

DATE: December 21, 2010

PLACE: Offices of Navios Shipmanagement Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece

PURPOSES:

1.	To elect two Class B directors, whose term will expire in 2013.

2.	To approve the adoption of an amendment to the company’s Amended and Restated Articles of Incorporation increasing the aggregate number of shares of preferred stock that the company is authorized to issue from 1,000,000 to 2,000,000 shares.

3.	To ratify the appointment of PricewaterhouseCoopers as the company’s independent public accountants for the fiscal year ending December 31, 2010.

4.	To consider any other business that is properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of Navios Maritime Holdings Inc. stock at the close of business on November 3, 2010. A list of stockholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Secretary

NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) 30 210-459-5000

PROXY STATEMENT FOR
NAVIOS MARITIME HOLDINGS INC.

2010 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 21, 2010

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Holdings Inc.’s Board of Directors is soliciting your proxy to vote at the 2010 annual meeting of stockholders and any adjournments of the meeting to be held at 11:00 a.m. on Tuesday, December 21, 2010, at the offices of Navios Shipmanagement Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece. This proxy statement along with the accompanying Notice of Annual Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On November 5, 2010, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all stockholders entitled to vote at the meeting. You can find a copy of our 2009 Annual Report on Form 20-F on the Internet through our website at www.navios.com or the Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

Only stockholders who owned Navios Maritime Holdings Inc. common stock at the close of business on November 3, 2010 are entitled to vote at the annual meeting. On this record date, there were 101,016,878 shares of Navios Maritime Holdings Inc. common stock outstanding and entitled to vote. Navios Maritime Holdings Inc. common stock is our only class of voting stock. The shares of common stock are listed on the New York Stock Exchange under the symbol “NM.”

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any stockholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each share of Navios Maritime Holdings Inc. common stock that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•	In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The board of directors recommends that you vote as follows:

•	“FOR” the election of the nominees for the Class B directors;

•	“FOR” the adoption of an amendment to our Amended and Restated Articles of Incorporation increasing the aggregate number of shares of preferred stock that we are authorized to issue from 1,000,000 to 2,000,000 shares; and

•	“FOR” ratification of the selection of independent auditors for our fiscal year ending December 31, 2010.

If any other matter is presented, the proxy card provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Holdings Inc.’s Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for Class B director who receive the most votes (also known as a “plurality” of the votes) will be elected. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of Class B directors. Brokerage firms do not have authority to vote customers’ unvoted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.
Proposal 2: Approval of Increase of Authorized Preferred Stock	The affirmative vote of a majority of all the outstanding shares of common stock entitled to vote at the annual meeting is required to approve the amendment to the Amended and Restated Articles of Incorporation to increase the number of authorized shares of Preferred Stock from 1,000,000 to 2,000,000. Abstentions and broker non-votes will be treated effectively as votes against this proposal.
Proposal 3: Ratify Selection of Auditors	The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of independent auditors. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent accountants. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers as our independent accountants for 2010, our Audit Committee of our Board of Directors will reconsider its selection.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than one-third (1/3) of the outstanding shares of our common stock is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

ELECTION OF DIRECTORS

(Notice Item 1)

Our Board of Directors consists of seven directors, who are divided into three classes. As provided in our Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of such director’s death, resignation, removal or earlier termination of such director’s term of office. The term of two Class B directors expires at the annual meeting. Accordingly, the Board of Directors has nominated Spyridon Magoulas and Ted C. Petrone, each of whom is a Class B director, for election as directors whose term would expire at our 2013 Annual Meeting of Stockholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees for Election as Class B Directors to the Board of Directors

Information concerning the nominees for the Class B directors is set forth below:

Name	Age	Position

Spyridon Magoulas	56	Class B Director
Ted C. Petrone	55	Class B Director

Spyridon Magoulas has been a member of our Board of Directors since its inception. Mr. Magoulas is the co-founder and director of Doric Shipbrokers S.A., a chartering firm based in Athens, Greece, and has served as the managing director of Doric Shipbrokers S.A. since its formation in 1994. From 1982 to 1993, Mr. Magoulas was chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served at Orion and Global Chartering Inc. in New York. Mr. Magoulas received a Bachelors degree in Economics (honors) from the City University of New York, New York, a Masters degree in Transportation Management from the Maritime College in New York and a Masters degree in Political Economy from the New School for Social Research in New York. In addition to his role on the Board of Directors, Mr. Magoulas also serves as a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Mr. Magoulas is an independent director.

Ted C. Petrone has been a member of our Board of Directors since May 2007, having become President of Navios Corporation in September 2006. He heads our worldwide commercial operations. Mr. Petrone served in the maritime industry for 31 years, of which 28 were with us, including the period of time prior to us becoming a publicly traded company. After Mr. Petrone joined us as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. For the last fifteen years, Mr. Petrone was responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also President of Navios Maritime Acquisition Corporation, a New York Stock Exchange listed company, and an affiliate of us, and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He served aboard U.S. Navy (Military Sealift Command) tankers.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF SPYRIDON MAGOULAS AND TED C. PETRONE AS CLASS B DIRECTORS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

AMENDMENT OF OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION TO INCREASE FROM 1,000,000 SHARES TO 2,000,000 SHARES, THE AGGREGATE NUMBER OF SHARES OF PREFERRED STOCK AUTHORIZED TO BE ISSUED

(Notice Item 2)

The Board of Directors has determined that it is advisable to increase our authorized preferred stock from 1,000,000 shares to 2,000,000 shares, and has adopted and voted to recommend that the stockholders adopt an amendment to our Amended and Restated Articles of Incorporation effecting the proposed increase.

The affirmative vote of a majority of all the outstanding shares of common stock entitled to vote at the meeting is required to approve the amendment to our Amended and Restated Articles of Incorporation to effect the proposed increase in our authorized shares of preferred stock. If adopted, the amendment would become effective upon the filing of articles of amendment with the appropriate authorities of the Republic of the Marshall Islands. This would occur as soon as practical following the meeting.

The purpose and effect of the proposed amendment is to authorize 2,000,000 shares of preferred stock for issuance, instead of the 1,000,000 shares now authorized. The amendment will not change other provisions of the Amended and Restated Articles of Incorporation, including either the number of authorized shares of common stock or the provisions governing issuance of preferred stock. The relative rights and limitations of the preferred stock and common stock would remain unchanged.

To date, we have designated a significant number of the authorized shares of preferred stock for the purpose of financing vessel acquisitions. The designated shares we agreed to issue in exchange for these vessels are mandatorily convertible into shares of common stock. The conversion price is set at least at $10.00 per share of common stock (reflecting an aggregate premium of not less than 100% to the common stock market price on the date such agreements were executed). The Board of Directors considers it prudent to have additional shares of preferred stock available in the future for general corporate purposes, including but not limited to, possible acquisitions, replenishing as a result of the existence of a stockholders rights plan and possible future financing needs as an alternative to debt financing.

The increase in the authorized number of shares of preferred stock could have an anti-takeover effect. The Board of Directors’ ability to issue such shares in the future could dilute the voting power of a person seeking control of us. That possibility could deter or make more difficult a merger, tender offer, proxy contest or other extraordinary corporate transaction opposed by the Board of Directors.

We have no specific plans to issue any of the additional 1,000,000 shares of preferred stock that the proposed amendment would authorize. We are also not aware of any current efforts to obtain control of us by any individual or entity.

The Board of Directors is authorized to issue shares of preferred stock for consideration it deems adequate and on such terms as may be permitted by law. If the Board of Directors deems it to be in our best interests and the best interests of our stockholders to issue additional shares of preferred stock or securities convertible into stock in the future from authorized shares, it will generally not seek further authorization by vote of the stockholders, unless authorization is otherwise required by law or regulations. Our stockholders have no preemptive right to acquire additional shares of our preferred stock. This means that current stockholders do not have a right to purchase any new issue of shares of our preferred stock in order to maintain their proportionate ownership interests in the company.

The Board of Directors is authorized to issue shares of preferred stock without the approval of our stockholders. Shares of preferred stock may be issued in one or more series, and to fix for each such series such voting powers (full or limited) and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series the terms of which will be determined at the time of issuance by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE THE AMENDMENT TO OUR AMENDED AND RESTATED ARTICLES OF INCORPORATION, AS AMENDED, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF THE AMENDMENT UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

INDEPENDENT PUBLIC ACCOUNTANTS

(Notice Item 3)

The Board of Directors is submitting for approval the appointment of PricewaterhouseCoopers, independent public accountants, as our independent auditors for the fiscal year ending December 31, 2010. The Board proposes that the stockholders ratify this appointment. PricewaterhouseCoopers audited our financial statements for the fiscal year ended December 31, 2010.

PricewaterhouseCoopers has advised us that it does not have any direct or indirect financial interest in the company, nor has it had any such interest in connection with us during the past three years other than in its capacity as our independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee of our Board of Directors.

In the event the stockholders do not ratify the appointment of PricewaterhouseCoopers as our independent public accountants, the Audit Committee will reconsider its appointment.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the annual meeting is required to ratify the appointment of the independent public accountants.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS INDEPENDENT PUBLIC ACCOUNTANTS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners. Morrow & Co., LLC has been retained to assist in soliciting proxies.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented to the annual meeting. If any other business is properly brought before the annual meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Secretary

November 5, 2010

NAVIOS MARITIME HOLDINGS INC.
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS DECEMBER 21, 2010
NAVIOS MARITIME HOLDINGS INC.’S BOARD OF DIRECTORS SOLICITS THIS PROXY
     The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement dated November 5, 2010 in connection with the Annual Meeting of Stockholders to be held at 11:00 a.m. on Tuesday, December 21, 2010 at the offices of Navios Shipmanagement Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece and hereby appoints Angeliki Frangou and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the Common Stock of Navios Maritime Holdings Inc. registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2010 Annual Meeting of Stockholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.
     This Proxy when executed will be voted in the manner directed herein. If no direction is made this Proxy will be voted FOR the election of Directors, FOR Proposal 2 and FOR Proposal 3.
     In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.
     If you wish to vote in accordance with the Board of Directors’ recommendations, just sign on the reverse side. You need not mark any boxes.
1.	Election of Class B Directors (or if any nominee is not available for election, such substitute as the Board of Directors may designate):
     Proposal to elect Spyridon Magoulas and Ted C. Petrone as Class B Directors of the Company, whose terms will expire in 2013.

	FOR	WITHHOLD VOTE		FOR	WITHHOLD VOTE
Spyridon Magoulas	☐	☐	Ted C. Petrone	☐	☐
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

2.	Proposal to approve adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation increasing the aggregate number of shares of preferred stock that the Company is authorized to issue from 1,000,000 to 2,000,000 shares.

FOR	AGAINST	ABSTAIN
☐	☐	☐
3.	Proposal to ratify the appointment of PricewaterhouseCoopers as the Company’s independent public accountants for the fiscal year ending December 31, 2010.

FOR	AGAINST	ABSTAIN
☐	☐	☐
☑ Please mark votes as in this example.
     The Board of Directors recommends a vote FOR Proposals 1, 2 and 3.

In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.
If you wish to vote in accordance with the Board of Directors’ recommendations, just sign this Proxy. You need not mark any boxes. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.
Signature:                                                  Date
Signature:                                                  Date

PLEASE CAST YOUR VOTE AS SOON AS POSSIBLE

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: November 8, 2010